Exhibit 99.1

ABN 53 075 582 740

ASX ANNOUNCEMENT

31 July 2023

Quarterly Activities and Cashflow Report

Bionomics Limited (ASX: BNO, Nasdaq: BNOX), (Bionomics or the Company) a clinical-stage biopharmaceutical company developing novel, allosteric ion channel modulators designed to transform the lives of patients suffering from serious central nervous system (CNS) disorders with high unmet medical need, today released its Appendix 4C – Quarterly Cashflow Report. Highlights during the Quarter ended 30 June 2023 (Quarter) and up to the date of this announcement include:

•
On 27 April 2023, Bionomics announced that the Company has completed target enrolment of approximately 200 participants in its randomized, double-blind, placebo-controlled, multi-center Phase 2b ATTUNE clinical trial evaluating BNC210 in Post-Traumatic Stress Disorder (PTSD). Topline results are expected in the third quarter of 2023.
•
On 28 April 2023, Bionomics released its Appendix 4C – Quarterly Cashflow Report for the quarter ended 31 March 2023.
•
On 8 May 2023, Bionomics announced the establishment of an “at-the-market” program (the ATM Program) with Cantor Fitzgerald & Co. (Cantor), who will act as sales agent. Under the ATM Program, the Company may offer and sell up to US$11.5 million of ordinary shares in the capital of the Company (Shares) in the form of American Depositary Shares (ADSs), with each ADS representing one hundred eighty (180) fully paid Shares, through Cantor. Sales of ADSs under the ATM Program may be made from time to time, with the timing and amount of any sales to be determined by Bionomics based on a variety of factors. Bionomics may determine to sell some, all, or none of the ADSs under the ATM Program and may terminate the ATM Program at its discretion. Bionomics, through Cantor, may sell ADSs by any lawful method deemed to be an “at-the-market offering” defined by Rule 415(a)(4) under the Securities Act of 1933, as amended. Sales made through the ATM Program may be made at market prices prevailing at the time of a sale or at prices related to prevailing market prices. As a result, actual sales prices may vary. To effectuate the establishment of the ATM Program, the Company has entered into a Sales Agreement with Cantor, acting as sales agent. Bionomics currently intends to use the net proceeds from the ATM, together with its existing cash and cash equivalents, to fund its pipeline development and to maintain working capital and for general corporate purposes. The Company has filed a shelf registration statement on Form F-3, including a base prospectus relating to a proposed offer by the Company of securities (being Shares and ADSs, various series of debt securities and warrants to purchase any such securities) and a sales agreement prospectus relating to the ATM Program, with the Securities Exchange Commission (SEC), but such shelf registration statement has not yet been declared effective by the SEC. The securities referred to in the shelf registration statement may not be sold, nor may offers to buy them be accepted, prior to the time the registration statement becomes effective by the SEC.

Exhibit 99.1

•
On 31 May 2023, Bionomics CEO made a poster presentation at 2023 American Society of Clinical Psychopharmacology annual meeting at 11.15am (ET), in Miami Beach, Florida. The poster presentation included previously disclosed and new results of a comprehensive analysis of the data from the Phase 2 PREVAIL study of BNC210 in Social Anxiety Disorder (SAD). These results are expected to enable the late-stage development of BNC210 in SAD.
•
On 15 June 2023, Bionomics filed a press release in the U.S. advising that the Company was presenting at:
o
the Maxim Group Healthcare Virtual Conference’s Panel discussion titled “Mental Health, More Critical Than Ever” via webcast on 20 June 2023 at 2:00pm ET, and
o
H.C. Wainwright’s 4th Annual Neuropsychiatry Virtual Conference at 7:00am ET on 26 June 2023
•
On 3 July 2023, Bionomics announced key leadership updates to drive its ongoing transformation to a U.S.-focused company, streamline its allocation of capital, and support its next stage of strategic growth. Alan Fisher, previously a non-executive member of the Board since 1 September 2016 and Chair of the Audit & Risk Committee, has been appointed Non-Executive Chair of the Board, effective from 1 July 2023. Mr. Fisher succeeds Errol De Souza, Ph.D., who remains on the Board as a Non-Executive Director. Tim Cunningham of Danforth Associates has been appointed Chief Financial Officer effective 1 July 2023. The Company has also engaged Francisco Bejar as a strategic advisor to head the business development efforts in the U.S. and abroad, whilst Connor Bernstein, Vice President, Strategy and Development, stepped down from his role with effect from 30 June 2023. Adrian Hinton, who was Acting CFO for the last four years who will continue supporting the Company as a Financial Controller.
•
On 25 July 2023, Bionomics announced that it had submitted a formal request to the ASX to be removed from the official list of the ASX (Delisting).
•
On 28 July 2023, Bionomics received formal approval from the ASX for the Delisting and Bionomics notified shareholders whose securities are held on the Company’s Australian principal share register that, from the time the Delisting takes effect which is scheduled for close of business on 28 August 2023, Bionomics Shares will no longer be quoted or traded on the ASX, and informed those shareholders that if they wish to sell their securities on ASX they will need to do so before that date and if they don’t they will only be able to sell their securities on-market on Nasdaq. The Company also informed those shareholders of the availability of an ADS Conversion Facility and a Voluntary Sale Facility, and generally what options are available in respect of their holdings, under the Delisting.

Following the Delisting, Bionomics will remain an Australian incorporated company and will maintain its listing of ADSs on Nasdaq under the trading symbol ‘BNOX’. Trading of ADSs on the Nasdaq will continue, uninterrupted, during and after the Delisting.

Further information regarding the Delisting, is available on the Company’s website at https://ir.bionomics.com.au/

Bionomics is currently preparing for a U.S. Food and Drug Administration (FDA) End of Phase 2 (EoPh2) meeting to discuss the registrational program for BNC210 in SAD. The meeting is planned for mid-September 2023. Start-up activities for a planned Phase 3 trial of BNC210 in SAD are underway. Contingent upon advice received by the FDA, the company is planning to initiate dosing in the Phase 3 study in SAD during the Quarter ending 31 March 2024.

Payments for research and development expenditure during the Quarter decreased to $2.56 million mainly relating to the PTSD and SAD clinical studies. This represents a decrease of 54.45% from the previous Quarter’s payments of $5.62 million.

Bionomics Limited | 200 Greenhill Road, South Australia, +61 8 8150 7400, ABN: 53 075 582 740

Exhibit 99.1

The Company’s cash balance on 30 June 2023 was $18.25 million (31 March 2023: $22.45 million).

For the purpose of Listing Rule 4.7C.3, the President, CEO and Director, Spyros Papapetropoulos, was paid $139,000 during the quarter in accordance with the employment agreement, and the other Directors were paid fees of $82,000 during the quarter.

Activity Report

Consistent with prior guidance, Bionomics is pursuing start-up activities for a planned Phase 3 study of BNC210 in SAD and preparing for an End of Phase 2 Meeting with the FDA, which it expects will take place in September 2023 with receipt of formal written feedback in early 4th Quarter 2023.

In addition, Bionomics continued over-seeing its recurring Independent Safety Review Committee meetings in the ongoing Phase 2b ATTUNE study of BNC210 in PTSD which completed enrollment and remains on track for topline data readout expected by the end of September 2023.

Upcoming Milestones / Activities

•
Topline data from the Phase 2b ATTUNE study of BNC210 in PTSD expected by the end of September 2023.
•
An FDA End of Phase 2 Meeting to discuss a registrational program for BNC210 in SAD during September 2023 with an announcement in early 4th Quarter 2023.
•
Targeting First Patient Dosed in a Phase 3 study of BNC210 in SAD during 1st Quarter 2024.

Released on authority of the Board.

FOR FURTHER INFORMATION PLEASE CONTACT:

General: Ms. Suzanne Irwin Company Secretary CoSec@bionomics.com.au

About Bionomics Limited

Bionomics Limited (ASX: BNO, Nasdaq: BNOX) is a clinical-stage biopharmaceutical company developing novel, allosteric ion channel modulators designed to transform the lives of patients suffering from serious central nervous system (CNS) disorders with high unmet medical need. Bionomics is advancing its lead drug candidate, BNC210, an oral, proprietary, selective negative allosteric modulator of the α7 nicotinic acetylcholine receptor, for the acute treatment of Social Anxiety Disorder (SAD) and chronic treatment of Post-Traumatic Stress Disorder (PTSD). Beyond BNC210, Bionomics has a strategic partnership with Merck & Co., Inc (known as MSD outside the United States and Canada) with two drugs in early-stage clinical trials for the treatment of cognitive deficits in Alzheimer’s disease and other central nervous system conditions. Bionomics’ pipeline also includes preclinical assets that target Kv3.1/3.2 and Nav1.7/1.8 ion channels being developed for CNS conditions of high unmet need.

www.bionomics.com.au

Bionomics Limited | 200 Greenhill Road, South Australia, +61 8 8150 7400, ABN: 53 075 582 740

Exhibit 99.1

Factors Affecting Future Performance

This announcement contains “forward-looking” statements within the meaning of the U.S. federal securities laws. Any statements contained in this announcement that relate to prospective events or developments, including, without limitation, statements related to the Offering are deemed to be forward-looking statements. Words such as “believes,” “anticipates,” “plans,” “expects,” “projects,” “forecasts,” “will” and similar expressions are intended to identify forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by these forward-looking statements. The Company undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise. Actual results could differ materially from those discussed in this ASX announcement.

Bionomics Limited | 200 Greenhill Road, South Australia, +61 8 8150 7400, ABN: 53 075 582 740

Appendix 4C

Quarterly cash flow report for entities subject to Listing Rule 4.7B

Appendix 4C

Quarterly cash flow report for entities
subject to Listing Rule 4.7B

Name of entity
Bionomics Limited
ABN	Quarter ended (“current quarter”)
53 075 582 740	30 June 2023

1	Consolidated statement of cash flows	Current quarter $A’000	Year to date (12 months) $A’000
1.	Cash flows from operating activities
1.1	Receipts from customers	-	-
1.2	Payments for
	(a) research and development	(2,563)	(18,006)
	(b) product manufacturing and operating costs	-	-
	(c) advertising and marketing	-	-
	(d) leased assets	-	-
	(e) staff costs	(313)	(1,738)
	(f) administration and corporate costs	(1,437)	(8,313)
1.3	Dividends received (see note 3)	-	-
1.4	Interest received	149	480
1.5	Interest and other costs of finance paid	(8)	(29)
1.6	Income taxes paid	-	-
1.7	Government grants and tax incentives	-	6,720
1.8	Other (provide details if material) (a) Licence fees received	22	22
1.9	Net cash from / (used in) operating activities	(4,150)	(20,864)

ASX Listing Rules Appendix 4C (17/07/20) Page 1

+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 4C

Quarterly cash flow report for entities subject to Listing Rule 4.7B

1	Consolidated statement of cash flows (continued)	Current quarter $A’000	Year to date (12 months) $A’000
2.	Cash flows from investing activities
2.1	Payments to acquire or for:
	(a) entities	-	-
	(b) businesses	-	-
	(c) property, plant and equipment	-	-
	(d) investments	-	-
	(e) intellectual property	-	-
	(f) other non-current assets	-	-
2.2	Proceeds from disposal of:
	(a) entities	-	-
	(b) businesses	-	-
	(b) property, plant and equipment	-	-
	(d) investments	-	-
	(e) intellectual property	-	-
	(f) other non-current assets	-	-
2.3	Cash flows from loans to other entities	-	-
2.4	Dividends received (see note 3)	-	-
2.5	Other (provide details if material)	-	-
2.6	Net cash from / (used in) investing activities	-	-

ASX Listing Rules Appendix 4C (17/07/20) Page 2

+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 4C

Quarterly cash flow report for entities subject to Listing Rule 4.7B

1	Consolidated statement of cash flows (continued)	Current quarter $A’000	Year to date (12 months) $A’000
3	Cash flows from financing activities
3.1	Proceeds from issues of equity securities (excluding convertible debt securities)	-	7,419
3.2	Proceeds from issue of convertible debt securities	-	-
3.3	Proceeds from exercise of options	-	-
3.4	Transaction costs related to issues of equity securities or convertible debt securities	(4)	(1,702)
3.5	Proceeds from borrowings	-	-
3.6	Principal element of lease payments	(41)	(160)
3.7	Transaction costs related to loans and borrowings	-	-
3.8	Dividends paid	-	-
3.9	Other (provide details if material)	-	-
3.10	Net cash from / (used in) financing activities	(45)	5,557

4	Net increase / (decrease) in cash and cash equivalents for the period
4.1	Cash and cash equivalents at beginning of period	22,449	33,565
4.2	Net cash from / (used in) operating activities (item 1.9 above)	(4,150)	(20,864)
4.3	Net cash from / (used in) investing activities (item 2.6 above)	-	-
4.4	Net cash from / (used in) financing activities (item 3.10 above)	(45)	5,557
4.5	Effect of movement in exchange rates on cash held	(4)	(8)
4.6	Cash and cash equivalents at end of period	18,250	18,250

ASX Listing Rules Appendix 4C (17/07/20) Page 3

+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 4C

Quarterly cash flow report for entities subject to Listing Rule 4.7B

5	Reconciliation of cash and cash equivalents at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts	Current quarter $A’000	Previous quarter $A’000
5.1	Bank balances	18,250	22,449
5.2	Call deposits	-	-
5.3	Bank overdrafts	-	-
5.4	Other (provide details)	-	-
5.5	Cash and cash equivalents at end of quarter (should equal item 4.6 above)	18,250	22,449

6	Payments to related parties of the entity and their associates	Current quarter $A'000
6.1(a)	Aggregate amount of payments to related parties and their associates included in item 1 (Director fees)	82
6.1(b)	Aggregate amount of payments to related parties and their associates included in item 1 (the President, CEO and Director, Spyros Papapetropoulos, salary payment in accordance with the employment agreement)	139
6.2	Aggregate amount of payments to related parties and their associates included in item 2	-
Note: if any amounts are shown in items 6.1 or 6.2, your quarterly activity report must include a description of, and an explanation for, such payments.

7

Financing facilities
Note: the term “facility’ includes all forms of financing arrangements available to the entity.

Add notes as necessary for an understanding of the sources of finance available to the entity.

		Total facility amount at quarter end $A’000	Amount drawn at quarter end $A’000
7.1	Loan facilities	-	-
7.2	Credit standby arrangements	-	-
7.3	Other (please specify)	-	-
7.4	Total financing facilities	-	-

7.5	Unused financing facilities available at quarter end		-
7.6

Include in the box below a description of each facility above, including the lender, interest rate, maturity date and whether it is secured or unsecured. If any additional financing facilities have been entered into or are proposed to be entered into after quarter end, include a note providing details of those facilities as well.

ASX Listing Rules Appendix 4C (17/07/20) Page 4

+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 4C

Quarterly cash flow report for entities subject to Listing Rule 4.7B

8	Estimated cash available for future operating activities	$A’000
8.1	Net cash from / (used in) operating activities (item 1.9)	(4,150)
8.2	Cash and cash equivalents at quarter end (item 4.6)	18,250
8.3	Unused finance facilities available at quarter end (item 7.5)	-
8.4	Total available funding (item 8.2 + item 8.3)	18,250

8.5	Estimated quarters of funding available (item 8.4 divided by item 8.1)	4.40

Note: if the entity has reported positive net operating cash flows in item 1.9, answer item 8.5 as “N/A”. Otherwise, a figure for the estimated quarters of funding available must be included in item 8.5.

8.6	If item 8.5 is less than 2 quarters, please provide answers to the following questions:
	8.6.1	Does the entity expect that it will continue to have the current level of net operating cash flows for the time being and, if not, why not?
	Answer:
	8.6.2

Has the entity taken any steps, or does it propose to take any steps, to raise further cash to fund its operations and, if so, what are those steps and how likely does it believe that they will be successful?

	Answer:
	8.6.3	Does the entity expect to be able to continue its operations and to meet its business objectives and, if so, on what basis?
	Answer:
	Note: where item 8.5 is less than 2 quarters, all of questions 8.6.1, 8.6.2 and 8.6.3 above must be answered.

Compliance statement

1 This statement has been prepared in accordance with accounting standards and policies which comply with Listing Rule 19.11A.

2 This statement gives a true and fair view of the matters disclosed.

Date: 31 July 2023

Authorised by: The Board

(Name of body or officer authorising release – see note 4)

Notes

1. This quarterly cash flow report and the accompanying activity report provide a basis for informing the market about the entity’s activities for the past quarter, how they have been financed and the effect this has had on its cash position. An entity that wishes to disclose additional information over and above the minimum required under the Listing Rules is encouraged to do so.

2. If this quarterly cash flow report has been prepared in accordance with Australian Accounting Standards, the definitions in, and provisions of, AASB 107: Statement of Cash Flows apply to this report. If this quarterly cash flow report has been prepared in accordance with other accounting standards agreed by ASX pursuant to Listing Rule 19.11A, the corresponding equivalent standard applies to this report.

ASX Listing Rules Appendix 4C (17/07/20) Page 5

+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 4C

Quarterly cash flow report for entities subject to Listing Rule 4.7B

3. Dividends received may be classified either as cash flows from operating activities or cash flows from investing activities, depending on the accounting policy of the entity.

4. If this report has been authorised for release to the market by your board of directors, you can insert here: “By the board”. If it has been authorised for release to the market by a committee of your board of directors, you can insert here: “By the [name of board committee – eg Audit and Risk Committee]”. If it has been authorised for release to the market by a disclosure committee, you can insert here: “By the Disclosure Committee”.

5. If this report has been authorised for release to the market by your board of directors and you wish to hold yourself out as complying with recommendation 4.2 of the ASX Corporate Governance Council’s Corporate Governance Principles and Recommendations, the board should have received a declaration from its CEO and CFO that, in their opinion, the financial records of the entity have been properly maintained, that this report complies with the appropriate accounting standards and gives a true and fair view of the cash flows of the entity, and that their opinion has been formed on the basis of a sound system of risk management and internal control which is operating effectively.

ASX Listing Rules Appendix 4C (17/07/20) Page 6

+ See chapter 19 of the ASX Listing Rules for defined terms.